Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Norsat International Inc.
110-4020 Viking Way
Richmond, British Columbia V6V 2L4
Canada
(“Norsat”)

Item 2	Date of Material Change

July 20, 2017

Item 3	News Release

A news release was disseminated on July 20, 2017, through the facilities of CNW Group Ltd. and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Norsat has completed a plan of arrangement (the “Arrangement”) with Hytera Communications Co., Ltd. (“Hytera”) pursuant to which Hytera Project Corp. (“Hytera Project”), a wholly-owned indirect subsidiary of Hytera directly acquired ownership and control over 5,848,808 common shares of Norsat (the “Norsat Shares”), representing 100% of the issued and outstanding Norsat Shares. The cash purchase price under the Arrangement was US$11.50 per Norsat Share, and the total consideration paid for the 5,848,808 Norsat Shares was US$67,261,292. Before the Arrangement, Hytera did not hold any Norsat Shares.

Item 5	Full Description of Material Change

Norsat has completed an Arrangement with Hytera pursuant to which Hytera Project, a wholly-owned indirect subsidiary of Hytera directly acquired ownership and control over 5,848,808 Norsat Shares, representing 100% of the issued and outstanding Norsat Shares. The cash purchase price under the Arrangement was US$11.50 per Norsat Share, and the total consideration paid for the 5,848,808 Norsat Shares was US$67,261,292. Before the Arrangement, Hytera did not hold any Norsat Shares.

With the completion of the Arrangement, Norsat’s Shares will be suspended from the NYSE-MKT prior to its opening on July 20, 2017 and are expected to cease to be listed for trading on the NYSE-MKT on or about the close of business on July 31, 2017. Norsat’s Shares will cease to be listed for trading on the Toronto Stock Exchange (the “TSX”) on or about the close of business on July 25, 2017. Norsat intends to apply to the relevant securities regulatory authorities to cease to be a reporting issuer in each of British Columbia and Ontario in Canada and in the United States. It is expected that Dr. Amiee Chan will be the sole director of Norsat post-closing, and Dr. Amiee Chan and Messrs. Arthur Chin and Ken Broom will be the officers, serving as President and CEO, CFO and General Manager, Sinclair Division, respectively, of Norsat.

Under the terms of the Arrangement, Norsat acquired all outstanding Norsat stock options (the “Norsat Options”) and Norsat restricted share units (the “Norsat RSUs”) (whether unvested or vested) at the same time that Hytera indirectly acquired all outstanding Norsat Shares. The price paid for each Norsat Option was the Canadian dollar equivalent of US$11.50 (being Cdn.$14.57) (calculated as provided for in the arrangement agreement) less the exercise price of the Norsat Option and less any applicable withholdings. The price paid for each Norsat RSU was US$11.50 (or Cdn.$14.57), less any applicable withholdings.

Further information about the Arrangement is set forth in the information circular, supplemental information and proxy statement in respect of the securityholders meeting which have been filed with Canadian and United States securities regulators and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Arthur Chin
Chief Financial Officer
Telephone: (604) 821-2809

Item 9	Date of Report

July 20, 2017